UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-33047

ALTERRA CAPITAL HOLDINGS LIMITED ALTERRA FINANCE LLC

(Exact name of registrant as specified in its charter)

Alterra House

2 Front Street

Hamilton, HM 11

Bermuda

(441) 295-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.25% Senior Notes of Alterra Finance LLC due September 30, 2020

Guarantee of 6.25% Senior Notes by Alterra Capital Holdings Limited

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 46

Pursuant to the requirements of the Securities Exchange Act of 1934, Alterra Capital Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALTERRA CAPITAL HOLDINGS LIMITED

Date: May 13, 2013	By:	/s/ Joseph W. Roberts
		Name:	Joseph W. Roberts
		Title:	Executive Vice President and Chief Financial Officer

ALTERRA FINANCE LLC

Date: May 13, 2013	By:	/s/ Joseph W. Roberts
		Name:	Joseph W. Roberts
		Title:	Chief Financial Officer